FOR IMMEDIATE RELEASE

Noah Education Announces Date of Annual General Meeting

Shenzhen, China, December 3, 2012– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that its annual general meeting will be held at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China on December 21, 2012 at 10:00 a.m. (local time).

The agenda of the meeting is to ratify and approve the appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ended June 30, 2012 and ending June 30, 2013, respectively, and approve the financial statements for the fiscal year ended June 30, 2011 and 2012, respectively.

Only shareholders of record at the close of business on November 26, 2012 are entitled to receive notice and to vote at the annual general meeting and any adjourned meeting. Holders of the Company’s American Depositary Shares who wish to exercise their voting rights for the underlying shares must act through the depositary. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available online at http://ir.noaheducation.com. Shareholders may obtain a copy of the Company’s annual reports, free of charge, from http://ir.noaheducation.com, by email request to ir@noaheducation.com , or by writing to Investor Relations, Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region, and Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com